Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Form 20-F of our report dated March 17, 2026, relating to the financial statements of dMY Squared Technology Group, Inc. (the “Company”), (which contains an emphasis of a matter relating to corporate and income tax withdrawals from the Trust Account as described in Note 1 to the financial statements, an emphasis of a matter relating to restatement of unaudited interim condensed financial statements as discussed in Note 2 to the financial statements, and an explanatory paragraph relating to substantial doubt about the ability of dMY to continue as a going concern as described in Note 1 to the financial statements), appearing in the Company’s Annual Report on Form 10-K for the years ended December 31, 2025 and 2024.

/s/ WithumSmith+Brown, P.C.

New York, New York

April 14, 2026